Exhibit 12.1

Raytheon Company

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in millions)

(excludes discontinued operations for all periods)

	Nine Months Ended Sept. 27, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Pre-tax income from continuing operations attributable to Raytheon Company common stockholders	$2,148	$2,498	$2,225	$1,791	$1,366	$533

Add:
Fixed charges	166	232	294	365	392	490
Amortization of capitalized interest	4	4	3	2	1	1

Less:
Capitalized interest	2	8	6	5	5	1

Income as adjusted	$2,316	$2,726	$2,516	$2,153	$1,754	$1,023

Fixed charges:
Portion of rents representative of interest factor	$69	95	$92	$88	$82	$77
Interest on indebtedness	95	129	196	272	305	412
Capitalized interest	2	8	6	5	5	1

Fixed charges	$166	$232	$294	$365	$392	$490

Ratio of earnings to fixed charges	14.0	11.8	8.6	5.9	4.5	2.1